UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended December 31, 2025

Naqi Logix Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

100 Park Royal, Suite 200

West Vancouver, British Columbia, Canada V7T 1A2

(Full Mailing Address of Principal Executive Offices)

+1 (888) 627-4564

Issuer’s Telephone Number, Including Area Code

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” “Naqi Logix,” or “Company” refer to Naqi Logix Inc. a British Columbia corporation.

Special Note Regarding Forward Looking Statements

We make statements in this Semi-annual Report on Form 1-SA that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “could”, “expect,” “anticipate,” “intend,” “may”, “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-annual Report or in the information incorporated by reference into this Semi-annual Report.

The forward-looking statements included in this Semi-annual Report on Form 1-SA are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, our actual performance, results and achievements or outcomes could differ materially from those set forth in the forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-annual Report. All forward-looking statements are made as of the date of this Semi-annual Report on Form 1-SA, and the risk that actual results will differ materially from the expectations expressed in this Semi-annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semi-annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-annual Report will be achieved.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this Form 1-SA, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Some of these risks and uncertainties may be amplified in the future and there may be additional risks that we currently consider immaterial, or which are unknown.

Reporting Currency

Our reporting currency is the United States dollar (“USD”), and all amounts herein are expressed in United States dollars unless otherwise stated.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Group Structure

The following organization chart indicates the intercorporate relationships of the Company and its significant subsidiaries, together with the jurisdiction of formation, incorporation or continuance of each entity (Wisear Assets & Liabilities SAS (“Wisear”) is shown as part of the organization chart as of the date of this filing and was not a subsidiary of the Company as of the six months ended December 31, 2025).

Company Overview

Naqi Logix Inc. (“Naqi” or “the Company”) was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on August 4, 2020. Its corporate office location is 100 Park Royal, Suite 200, West Vancouver, British Columbia, Canada, V7T 1A2.

Naqi Logix Inc. is a neurotechnology company focused on developing a non-invasive human-machine interface platform designed to enable users to control digital systems without the use of their hands, voice, or traditional graphical interfaces. The Company’s technology is delivered through wearable devices, currently embodied in a neural earbud form factor, combined with proprietary software and signal-processing technologies.

The Company’s platform is designed to capture biosignals and motion data generated by natural facial micro-gestures and head movements and translate those signals into digital commands capable of interacting with computers, mobile devices, robotics, and connected environments. Unlike invasive brain-computer interface technologies that require surgical implantation, Naqi’s solution is external to the body and can be worn and removed like a conventional earbud.

The Company’s wearable neural interfaces could represent a potential new input modality for interacting with digital systems. By enabling users to issue commands silently and without physical contact with devices, the platform may support a range of applications across accessibility technologies, consumer electronics, computing interfaces, and connected device ecosystems.

The Company signed a Share Purchase Agreement dated December 30, 2025 (the “Wisear Purchase Agreement”) among the Company, Wisear SAS and Wisear providing for the acquisition by the Company of all of the issued and outstanding shares of Wisear not already held by the Company (the “Wisear Acquisition”). This Wisear Acquisition closed on February 2, 2026. Wisear is a neurotechnology company based in France focused on biosignal-based gesture recognition for wearable devices. The Wisear Acquisition expands the Company’s intellectual property portfolio and strengthens its capabilities in biosignal acquisition, signal processing, and machine learning technologies relevant to wearable neural interface systems.

The Company’s current wearable neural interface platform, as presently contemplated for consumer electronic applications, may not require regulatory clearance. Certain future medical, assistive or other regulated applications of the Company’s technology, including potential applications incorporating acquired Wisear technology, may require regulatory approvals depending on intended use and jurisdiction.

Our Corporate Strategy

Management continues to pursue a corporate strategy that is focused on engaging with organizations that may contribute to product development, platform validation, and potential integration of the Company’s technology into broader digital and device ecosystems and in building and developing our business as a provider of end-to-end solutions to support the development, validation and commercialization of its neural interface platform. Most recently, in furtherance of this strategy, the Company completed the acquisition of Wisear Assets & Liabilities SAS on February 2, 2026, which expanded the Company’s intellectual property portfolio and strengthened its capabilities in biosignal acquisition, signal processing, and machine learning. In connection with such strategy and to facilitate our long-term growth, we continue to evaluate various strategic opportunities, including partnerships with original equipment manufacturers (“OEMs”), and providers of complementary technologies and intellectual property (“IP”) to further our goals by adding technology, differentiation, customers and/or revenue. We are primarily looking for partnerships that have business value and operational synergies, while remaining opportunistic with respect to other strategic and/or attractive transactions. We believe these complementary technologies will add value to the Company and allow us to provide a comprehensive integrated ecosystem to our customers. In addition, we may seek to expand our capabilities around robotics, accessibility technology, consumer electronics, and emerging human-machine interface systems. Candidates with proven technologies and products that complement our overall strategy may come from anywhere in the world, as long as there are strategic and financial reasons to establish the partnership. We are also exploring opportunities that will supplement our revenue growth, which may include value-enhancing acquisitions that provide business value and operational synergies, as well as other opportunistic or strategic transactions that we believe may increase overall shareholder value. These may include, but are not limited to, alternative investment opportunities, such as minority investments, acquisitions or joint ventures. If we make any acquisitions in the future, we expect that we may pay for such acquisitions using our equity securities and/or cash and debt financings in combinations appropriate for each acquisition.

Results from Operations for the six months ended December 31, 2025 and 2024

	Six months ended December 31,
	2025	2024

Consulting fees and salaries	659,971	814,979
Research and development (“R&D”) expenses	340,919	885,766
Share-based compensation	570,792	1,190,471
Professional fees	124,358	263,528
Other loss	260,117	244,893
Net loss	1,956,157	3,399,637

Since inception, we have not generated any revenues from planned operations.

For the six months ended December 31, 2025, we reported a net loss of $1,956,157 ($0.04 loss per share) compared to a net loss of $3,399,637 ($0.07 loss per share) for the six months ended December 31, 2024.

Consulting fees and salaries

Consulting fees and salaries for the six months ended December 31, 2025 and 2024 were $659,971 and $814,979, respectively.  The decrease was due to the Company engaged less external business development consultants due to cash restraints.

R&D expenses

R&D expenses of $340,919 were incurred during the six months ended December 31, 2025, compared with $995,766 incurred during the six months ended December 31, 2024. The decrease in R&D expenses in the current period is due to the Company decreased the R&D activities conducted by the external technology consultants due to cash restraints.

Share-based compensation

Share-based compensation for the six months ended December 31, 2025 and 2024 was $570,792 compared to $1,190,471, respectively.  The decrease in share-based compensation is due to less options were granted during the current period.

Professional fees

Professional fees of $124,358 were incurred during the six months ended December 31, 2025, compared with $263,528 incurred during the six months ended December 31, 2024. The decrease in professional fees in the current period is primarily attributable to less legal fees incurred in the Company’s Regulation A filing (File No. 024-12535) and patents filed.

Other expenses

Other expenses incurred during the six months ended December 31, 2025 and 2024 were $260,117 and $244,893, respectively.  Other expenses include marketing expenditures, including travel and conferences related to market its technology as well as office expenditures which have no significant changes.

Liquidity and Capital Resources

As at December 31, 2025, the Company had $170,562 in cash and $25,865 in restricted cash. Currently, the Company’s working capital requirements are approximately $200,000 per month. To date, in order to fund its ongoing operations, the Company has entered into convertible debentures and issued common shares under a Regulation A financing. During the six months ended December 31, 2025, the Company:

●	Received proceeds of $50,025 for share issuance through a non-brokered private placement, for issuing 23,000 shares at a price of $2.175 per share. These shares have not been issued as of December 31, 2025.

●	Raised gross proceeds of $348,458 under the Regulation A financing, for issuing 149,324 shares. These shares have not been issued as of December 31, 2025. The share issuance costs related to issuing these shares amounted to $41,596.

●	Issued convertible debentures with an aggregate principal amount of $1,068,959 and interest rate of 10% per annum, and matures one year from the dates of the issuances. The convertible debentures holders were also issued 445,500 detachable common share purchase warrants at the exercise price of $2.175 per share and expires five years from the dates of issuances

Subsequent to December 31, 2025, the Company raised gross proceeds of $870,000 via convertible debenture issuances under the same terms as the convertible debentures issued during the six months ended December 31, 2025. The Company paid $28,000 commission related to the convertible debenture issuances. The Company also issued 354,023 share purchase warrants with an exercise price of $2.175 and five-year life from their date of issuance as part of the convertible debenture financing.

The Company’s total capital as at December 31, 2025, which reflects the above transactions, is set forth in the table below.

As at December 31, 2025
($)
Cash	170,562
Net cash	170,562
Total accumulated deficit	(20,540,439)
Total accumulated deficit	(20,540,439)

During the six months ended December 31, 2025, the Company granted 100,000 stock options to a consultant. The options have a term of 10 years, and are exercisable at a price of $2.62 per share.

Since the Company has not commenced revenue generating operations, we may require additional capital for the development of its business operations and commercialization of the products it is currently developing or may develop in the future. The Company may not have adequate capital to fund our business and may need substantial additional funding to continue operations. The Company may not be able to raise capital when needed, if at all, which would force it to delay, reduce or eliminate its product development programs or commercialization efforts and could cause its business to fail.”

As of and for the year ended June 30, 2025 and as of and for the six months ended December 31, 2025, the Company had no material commitments for capital expenditures. Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting research and development, and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $20,540,439 as of December 31, 2025.

The Company is a development stage company and does not earn any revenues. Accordingly, it is dependent on the external sources of capital as its sole source of operating working capital. The continuation of research and development activities is dependent upon its ability to successfully raise additional capital through debt, equity, or other sources of financing. Such financings may not be possible on terms acceptable to the company, or at all.

To fund its operations, during the year ended June 30m, 2025, the Company received Qualification from the SEC for its Regulation A offering (File No. 024-12535) filed under the Securities Act to issue up to 5,747,16 shares plus up to 1,149,425 bonus shares at a price of $2.12 per share. The maximum offering amount the company will raise will be up to $15,000,000. In addition, the company may seek alternative methods of financing in order to support operations and growth.

Cash Position

As at December 31, 2025, we had a cash balance of $170,562, compared to $7,509 at June 30, 2025 and working capital deficit was $4,114,568 at December 31, 2025, compared to $3,094,642 at June 30, 2025.

As we continue to develop and have not begun generating revenue from the sale of our products and services, we have experienced net losses and negative cash flows from operating activities since incorporation, and we expect such losses and negative cash flows to continue in the foreseeable future. As a result, our continuance as a going concern is dependent upon our ability to obtain adequate financing and to reach profitable levels of operation upon commercialization of our products and services. It is not possible to predict whether financing efforts will be successful or if we will attain profitable levels of operations. Management believes it will be successful in raising the necessary funding to continue operations in the normal course of operations, however, there is no assurance that funds will continue to be available on acceptable terms or at all. Our financial statements do not reflect adjustments to the carrying value of assets and liabilities that would be necessary should we be unable to continue operations and such adjustments could be material

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Going Concern

These condensed interim financial statements of the Company for the six months ended December 31, 2025 and 2024 (“financial statements”) have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and discharge liabilities in the normal course of business.

As at December 31, 2025, the Company has not generated any revenue, has an accumulated deficit and expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its corporate expenditures and discharge its liabilities in the normal course of business. Although the Company was successful in obtaining financing during prior periods, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous or acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These financial statements do not give effect to adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

Critical Accounting Policies and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our condensed interim consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB’) and interpretations of the IFRS Interpretations Committee (“IFRIC”), including IAS 34, Interim Financial Reporting.

The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe there have been no significant changes in our critical accounting policies and estimates as discussed in our Annual Report on Form 1-K for the year ended June 30, 2025.

Valuation of liability components of the convertible debentures and derivative liability

The Company had issued convertible debentures that contain both liability and equity components. The allocation of the proceeds between the components is based on the fair value of the liability component, with the residual allocated to equity. The fair value of the host instrument component is determined using the market interest rate for similar debt instruments without a conversion feature or warrants attached. Significant judgement and estimation are required in determining the appropriate effective interest rate.

The conversion option would result in a variable number of shares of the Company being issued at conversion; as such, the conversion feature was classified as a derivative liability at fair value through profit or loss. The fair value of the conversion feature is estimated based upon unobservable inputs, including volatility and credit spread (Level 3), which requires significant judgements.

Subsequent events

a)	On December 30, 2025, the Company entered into a binding share purchase agreement to acquire 100% of Wisear Assets and Liabilities (“Wisear”) shares via a share exchange. Wisear is early-stage company that develops and licenses next-generation human computer interface technology. The business rationale for the Wisear acquisition was to acquire its intellectual property, inclusive of its patent portfolio, as well as its technology development expertise and workforce. The acquisition closed in February 2026.

Pursuant to the share purchase agreement, the Company issued 4,053,654 common shares at a value of $2.40 for gross consideration of $9,728,772 to acquire 100% of the outstanding shares of Wisear. In addition, the Company also acquired long term liabilities of $2,291,999.

No finder’s fees were paid in connection with the Acquisition. The acquisition of Wisear is considered to be a business combination under IFRS 3 as Wisear has inputs and processes that are capable of producing outputs. The Company incurred $25,081 of acquisition-related costs in the six months ended December 31, 2025 ($266,406 of acquisition-related costs in its fiscal year ended June 30, 2025) which are included in professional fees in the Company’s Consolidated Statement of net loss and comprehensive loss.

As a result of limited access to Wisear information required to prepare the preliminary purchase allocation, together with the limited time since the acquisition date and the effort required to conform the financial statements of Wisear to the Company’s accounting policies, the initial accounting for the business combination is incomplete at the date of these financial statements. As a result, the Company is unable to provide the amounts recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed and the resulting amount of goodwill.

b)	Subsequent to December 31, 2025, the Company raised gross proceeds of $870,000 via convertible debenture issuances under the same terms as the convertible debentures issued during the six months ended December 31, 2025. The Company paid $28,000 commission related to the convertible debenture issuances. The Company also issued 354,023 share purchase warrants with an exercise price of $2.175 and five-year life from their date of issuance as part of the convertible debenture financing. Also see Note 9.

Trend Information

We are currently developing the Naqi Earbuds and Naqi Framework and have not commenced revenue-generating operations. Accordingly, we are unable to identify any significant recent trends in production, sales and inventory, costs, and selling prices, and, except as set forth below, we are unable to identify any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our future net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Our financial success will be dependent upon our ability to continue the research and development of the Naqi Earbuds and the Naqi Framework, which ability is, in turn, dependent on our liquidity and capital resources that will be available to fund such development and continuous research. Our liquidity and capital resources may vary substantially from period to period depending on a number of factors, including, without limitation, the number of research and development programs being undertaken at any one time, the stage of the development programs, and the availability of funding.

Item 2. Other Information

Risk Factors

You should carefully consider the risk factors in the “Risk Factors” section of the Company’s annual report on Form 1-K filed on March 20, 2026, which are incorporated herein by reference. Our business, results of operations and financial condition could be materially adversely affected by these risks.

Item 3.  Financial Statements

NAQI LOGIX INC.

Condensed Interim Consolidated Financial Statements

For the six months ended December 31, 2025 and 2024

(Unaudited)

(Expressed in United States dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed interim financial statements of Naqi Logix Inc. for the six months ended December 31, 2025, have been prepared by and are the responsibility of the Company’s management.  In the opinion of management, all adjustments necessary have been reflected accordingly.

The auditor of Naqi Logix Inc. has not performed a review of the unaudited condensed interim statements of loss and comprehensive loss for the six-month period ended December 31, 2025.

NAQI LOGIX INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2025

(Expressed in United States dollars)

	Notes	December 31, 2025 (unaudited)	June 30, 2025
		$	$
ASSETS

Current assets
Cash		170,562	7,509
Restricted cash	3	25,865	25,865
Prepaid expenses		48,351	21,371
Other receivables	4	62,171	42,366
Current assets		306,949	97,111
Convertible loan receivable	5	130,885	121,900
Intangible assets	6	537,809	555,346
Total assets		975,643	774,357

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	7,11,13	3,278,705	3,065,039
Share subscriptions received		-	106,714
Shareholdeer demand promissory note	8,11	20,000	20,000
Convertible debentures	9	1,122,812	-
Total current liabilities and total liabilities		4,421,517	3,191,753

SHAREHOLDERS’ DEFICIT

Share capital	10	10,435,778	10,477,374
Shares to be issued	10	398,483	-
Common share reserve	10	6,260,304	5,689,512
Accumulated deficit		(20,540,439)	(18,584,282)
Total shareholders’ deficit		(3,445,874)	(2,417,396)
Total liabilities and shareholders’ deficit		975,643	774,357

Nature of operations and going concern – Note 1

Subsequent events - Note 14

APPROVED BY THE BOARD OF DIRECTORS

“Mark Godsy”	Director	“Gary Roshak”	Director

The accompanying notes are an integral part of these consolidated financial statements.

NAQI LOGIX INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

For the six months ended December 31, 2025 and 2024

(Expressed in United States dollars)

		Six months ended December 31,
	Notes	2025	2024

Expenses
Amortization	6	$17,537	$17,537
Consulting fees and salaries	11	659,971	814,979
Interest and bank charges		1,317	-
Marketing and communication		71,327	46,171
Office and other		122,665	183,440
Professional fees		124,358	263,528
Research and development expenses	6	340,919	885,766
Share-based compensation	10 (c), 11	570,792	1,190,471
Total expenses		1,908,886	3,401,892

Loss before other items		(1,898,886)	(3,401,892)

Other income / (expenses)
Gain on fair value of convertible loan receivable	5	8,985	-
Finance expense	9	(53,853)	-
Foreign exchange gain / (loss)		(2,403)	2,255

		(47,271)	(2,255)

Net loss and comprehensive loss		$(1,956,157)	$(3,399,637)

Basic and diluted loss per share		$(0.04)	$(0.03)

Weighted average number of common shares outstanding, basic and diluted		48,506,150	47,795,454

The accompanying notes are an integral part of these consolidated financial statements.

NAQI LOGIX INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the six months ended December 31, 2025 and 2024

(Expressed in United States dollars)

	Notes	Number of shares issued	Share capital	Shares to be issued	Common share reserve	Accumulated Deficit	Shareholders’ equity (deficit)
		#	$	$	$	$	$
As of June 30, 2024		47,795,453	9,055,842	-	2,804,459	(10,963,404)	896,897
Shares issues in private placement		517,518	1,097,138	-	-	-	1,097,138
Share issuance costs		-	(29,976)	-	-	-	(29,976)
Share-based compensation		-	-	-	1,190,471	-	1,190,471
Net loss and comprehensive loss		-	-	-	-	(3,399,637)	(3,399,637)
As of December 31, 2024		48,312,971	10,123,004	-	3,994,930	(14,363,041)	(245,107)
Shares issues in private placement		188,751	427,952	-	-	-	427,952
Share issuance costs		-	(82,969)	-	-	-	(82,969)
Finder’s shares		4,428	9,387	-	-	-	9,387
Share-based compensation		-	-	-	1,694,582	-	1,694,582
Net loss and comprehensive loss		-	-	-	-	(4,221,241)	(4,221,241)
As of June 30, 2025		48,506,150	10,477,374	-	5,689,512	(18,584,282)	(2,417,396)
Shares issues in private placement	10(b)	-	-	398,483	-	-	398,483
Share issuance costs		-	(41,596)	-	-	-	(41,596)
Share-based compensation	10(d)	-	-	-	570,792	-	570,792
Net loss and comprehensive loss		-	-	-	-	(1,956,157)	(1,956,157)
As of December 31, 2025		48,678,474	10,435,778	398,483	6,260,304	(20,540,439)	(3,445,874)

The accompanying notes are an integral part of these consolidated financial statements.

NAQI LOGIX INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended December 31, 2025 and 2024

(Expressed in United States dollars)

	Six months ended December 31, 2025	Six months ended December 31, 2024
	$	$
Cash flows used in operating activities
Net loss:	(1,956,157)	(3,399,637)
Items not affecting cash:
Amortization of intangible assets	17,537	17,537
Non-cash interest expense	53,853	-
Gain on fair value of convertible loan receivable	(8,985)	-
Stock-based compensation	570,792	1,190,471
	(1,322,962)	(2,191,629)

Changes in non-cash working capital items:
Other receivables	386	(158,622)
Prepaids	(26,980)
Accounts payable and accrued liabilities	213,666	60,395
Deferred receipts		(77,329)

Cash used in operating activities	(1,135,888)	(2,367,185)

Cash flow used in investing activities
		-
		-

Cash flows provided by financing activities
Proceeds from share issuance	259,397	1,097,138
Share issuance costs	(29,400)	(29,976)
Proceeds from convertible debentures	1,068,944	-

Cash provided by financing activities	1,298,941	1,067,162

Net change in cash and cash equivalents for the period	163,053	(1,300,023)
Effect of exchange rates on cash holdings in foreign currencies
Cash at beginning of period	7,509	1,982,683
Cash at end of period	170,562	682,660

Breakdown of cash and cash equivalents and restricted cash
Cash and cash equivalents	170,562	682,660
Restricted cash	25,865	25,257
	196,427	707,917
Non-cash transactions:
Accrued interest on convertible debentures	53,853	-
	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NAQI LOGIX INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended December 31, 2025 and 2024

Expressed in United States dollars)

1.	Nature of operations and going concern

Naqi Logix Inc. (the “Company”) was incorporated pursuant to the provisions of the Business Corporations Act of British Columbia on August 4, 2020.

The Company has one subsidiary, Naqi Logix America Inc., which was incorporated on April 1, 2025 under the laws of Delaware. The Company holds a 100% interest in Naqi Logix America Inc. Naqi Logix America Inc. has been inactive since its incorporation date.

The Company’s principal activities include developing technology and a platform that transforms inconspicuous micro-gestures into instant commands to control certain electronic devices.  Naqi is an early-stage AI technology company that focuses its research and development on novel, next-generation voice-free, hands-free and look-free device control methodologies that include micro-gestural, electromyography (EMG) and electroencephalography (EEG) input. Naqi Logix Inc. is currently developing smart earbuds that will enable users to control information systems, devices and platforms in a completely non-tactile, invisible and silent manner.

Going concern uncertainty

These condensed interim consolidated financial statements of the Company for the six months ended December 31, 2025 and 2024 (“financial statements”) have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and discharge liabilities in the normal course of business. The condensed interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

As at December 31, 2025, the Company has not generated any revenue, has an accumulated deficit and expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its corporate expenditures and discharge its liabilities in the normal course of business. Although the Company was successful in obtaining financing during prior periods, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous or acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These financial statements do not give effect to adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

The Company’s corporate office is located at 100 Park Royal, Suite 200, West Vancouver, British Columbia, Canada, V7T 1A2.

2.	Basis of preparation

Statement of compliance

These condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards(“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These should be read in conjunction with the Company’s last audited annual financial statements as at and for the year ended June 30, 2025 (“last annual financial statements”). The accounting policies applied by the Company in these condensed interim financial statements are the same as those applied in the last annual financial statements.

These condensed interim financial statements do not include all the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the last annual financial statements. The Board of Directors approved the financial statements for issue on May [ ], 2026.

Basis of measurement and functional currency

These financial statements have been prepared on a historical cost basis except for financial instruments measured at fair value. These financial statements are presented in US dollars, which is the functional currency of the Company.

Basis of Consolidation

The financial statements include the accounts of Naqi Logix Inc. and its wholly owned subsidiary, Naqi Logix America Inc. All significant inter-company accounts and transactions have been eliminated.

Critical judgments in applying accounting policies

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies with the most significant effect on the amounts recognized in the Company’s financial statements are as follows:

Going concern

In preparing these financial statements on a going concern basis, as is disclosed in Note 1 of these financial statements, Management’s critical judgment is that the Company will be able to meet its obligations and continue its operations for the next twelve months from reporting date.

Estimated useful lives of intangible assets

The estimated useful lives of intangible assets are based on management’s intentions, historical experience, internal plans and other factors as determined by management. The useful lives are reviewed on an annual basis and any revisions to the useful lives are accounted for prospectively.

Valuation of liability components of the convertible debentures and derivative liability

The Company had issued convertible debentures that contain both liability and equity components. The allocation of the proceeds between the components is based on the fair value of the liability component, with the residual allocated to equity. The fair value of the host instrument component is determined using the market interest rate for similar debt instruments without a conversion feature or warrants attached. Significant judgement and estimation are required in determining the appropriate effective interest rate.

The conversion option would result in a variable number of shares of the Company being issued at conversion; as such, the conversion feature was classified as a derivative liability at fair value through profit or loss. The fair value of the conversion feature is estimated based upon unobservable inputs, including volatility and credit spread (Level 3), which requires significant judgements.

3.	Restricted cash

The Company has a redeemable Guaranteed Investment Certificate (GIC) in the amount of C$25,000 as collateral for the corporate credit card.

4.	Other receivables

	December 31, 2025	June 30, 2025
	$	$
Other receivables	17,217	17,588
Share subscriptions receivable (Note 10 (c))	44,954	24,778
	62,171	42,366

5.	Convertible loan receivable

The Company and a key supplier, Wisear Assets and Liabilities (the “Borrower”), signed a Secured Grid Promissory Note (SGPN) facility agreement on October 31, 2024. Pursuant to the terms of the SGPN the Borrower could borrow funds from the Company to fund its ongoing business operations.

Interest on all amounts borrowed accrue simple interest at a rate of 12% per annum. Amounts borrowed under the facility, plus accrued interest, are repayable three years from the date of the agreement. The SGPN was secured by a specific and fixed security interest in all present and acquired personal property of the Borrower.

The Borrower borrowed $112,000 under the SGPN facility in October/November 2024.

The SGPN facility agreement included debt to equity conversion privileges which enabled the Company to convert the balance of the note into shares of Wisear under two scenarios, as follows:

Conversion on financing – at a 20% discount applied to the lowest price per financing share sold for new cash proceeds by the Borrower; or,

Optional conversion at the Company’s discretion – at a share price equal to $11,500,000 divided by the number of Borrower shares outstanding immediately prior to any Optional Conversion Notice.

The convertible note receivable is measured at FVTPL. The fair value of convertible note receivable was determined using valuation techniques including discounted cash flow models and a Black Scholes Option Pricing Model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment and assumptions provided by Management is required in establishing fair values. Judgments include consideration of inputs such as credit risk, discount rates and volatility. Changes in assumptions relating to these inputs could affect the reported fair value of the financial instruments.

The fair value of the loan at inception was determined to be $112,000. The fair value at December 31, 2025 was determined to be $130,885 (June 30, 2025 - $121,900). During the six months ended December 31, 2025, the Company recorded a gain on fair value on the convertible note receivable of $8,985 ($2024 - $nil).

6.	Intangible assets

	Intellectual Property	Patents	Total
	$	$	$
Cost:
Balance, June 30, 2024, 2025 and December 31, 2025	455,049	218,251	673,300

Accumulated amortization:
Balance, June 30, 2024	48,324	34,556	82,800
Amortization	24,162	10,912	35,074
Balance, June 30, 2025	72,486	45,468	117,954
Amortization	12,081	5,456	17,537
Balance, December 31, 2025	84,567	50,924	135,491

Carrying amount
At June 30, 2025	382,563	172,783	555,346
At December 31, 2025	370,482	167,327	537,809

Naqi Logics LLC Asset Purchase Agreement

On April 12, 2021, the Company entered into an asset purchase agreement (the “APA”) to purchase the patents, vendor technology, vendor intellectual property and know-how (the “Purchase Assets”) from Naqi Logics LLC (“LLC”) (the “Naqi Technology”).

Pursuant to the APA, the Company agreed to pay a purchase price of $311,787 in cash. Also pursuant to the APA, the Company entered into a royalty agreement with LLC for a royalty payable to LLC of up to $5,000,000 (the “LLC Royalty Agreement”). Under the LLC Royalty Agreement, the Company has agreed to pay at the end of each calendar quarter, 2.5% of Net Revenues up to $300,000 per calendar quarter. Upon the fulfillment of royalty payments of $300,000, the LLC royalty will automatically increase to 5% of Net Revenues, which will continue until the Company has paid an aggregate LLC royalty equal to $5,000,000. As at June 30, 2025, the Company has not earned any revenues nor accrued any royalty liability.

The LLC Royalty liability assumed upon the acquisition of the Naqi Technology has been recorded at management’s estimate of its fair value of $nil on the acquisition date. Management has also estimated the fair value of the LLC Royalty liability at $nil at December 31, 2025 and June 30, 2025.

Harrisburg University Independent Contractor and Royalty Agreement

On April 12, 2021, the Company signed an independent contractor agreement with Harrisburg University of Science and Technology (the “University Royalty Agreement”). As partial consideration for the University providing certain services, if and when revenue is earned, the Company will pay at the end of each calendar quarter, 2.5% of Net Revenues up to $300,000. Upon the fulfillment of royalty payments of $300,000 the obligation to pay University Royalties will cease completely. Management has recorded the assumption of the liability under the University Royalty Agreement at $nil on April 12, 2021 and as at December 31, 2025 and June 30, 2025.

Smart Rotamach Private Limited Technology Purchase Agreement

On April 14, 2021, the Company entered into a technology purchase agreement (the “TPA”) to purchase the Rotamach Technology and all related information and material that relates to sensing, monitoring, measuring and interpreting user information for cash of $361,513.

Innovative Solutions Canada

On September 8, 2023 the Company was awarded a contract with the Innovative Research Solutions division of the Government of Canada (“ISC”). The ISC Testing Stream (“ISC-TS”) is a research and development procurement program aimed at procuring, testing and evaluation pre-commercialized goods and services in the late stages of development.

Under the ISC-TS innovators are matched with a federal government department to participate in testing of an innovation. The Government purchases the innovation from the innovator and provides funding support for selected innovator costs associated with the testing being done by a federal testing department.

Under this program, the Company was entitled to receive up to CAD$1,194,885 as reimbursement of certain pre-established R&D expenditures. As at December 31, 2025 and June 30, 2025 the Company has received a total of $709,072 (CAD$962,806), of this amount). During the six months period ended December 31, 2024, the Company has included as research and development reimbursement $631,743 (CAD$857,806) and $77,329 (CAD$105,000)) deferred reimbursement for certain required milestones the Company completed. During the six months ended December 31, 2025, the Company has included $nil reimbursement due to the termination of this program by mutual agreement.

7.	Accounts payable and accrued liabilities

The composition of accounts payable and accrued liabilities are as follows:

	December 31, 2025	June 30, 2025
	$	$
Accounts payable	2,592,007	2,516,478
Accrued liabilities	686,698	548,561
Balance	3,278,705	3,065,039

8.	Shareholder promissory note

On June 21, 2025, the Company received a bridge loan of US $20,000 (CAD $28,567) from the Company’s CEO and shareholder pursuant to a demand promissory note. The note is non-interest bearing, unsecured, and repayable on demand. As of December 31, 2025 and June 30, 2025 the balance is US$20,000.

9.	Convertible debentures

During the six months ended December 31, 2025, the Company issued convertible debentures with an aggregate principal amount of $1,068,959 and interest rate of 10% per annum, and matures one year from the dates of the issuances. The convertible debentures holders were also issued 445,500 detachable common share purchase warrants at the exercise price of $2.175 per share and expires five years from the dates of issuances.

Each debenture, plus accrued interest, can be converted into shares of the Company at anytime at the conversion price of $2.175 per share. Unless any interest is converted prior to the maturity date, all accrued and unpaid interest shall be payable at the maturity date in common shares of the Company at a conversion price of $2.175 per share.

In the event that the Company completes a go-public transaction at any time prior to the maturity date, each debenture value plus accrued interest will be automatically converted into the common at the price per share of the go-public transaction.

The convertible debentures are hybrid instrument consisting of a debt instrument, an embedded derivative, being the conversion option, and an equity instrument being the warrants. The embedded derivative was separated from the host contract and accounted for separately as the economic characteristics and risks of the host contract and the embedded derivative were not closely related. The conversion option contained a variable conversion price and will result in a variable number of shares of the Company being issued at conversion; as such, the conversion feature was classified as a derivative liability at fair value through profit or loss. At inception, the debt was measured at fair value using a market interest rate for a similar instrument without conversion option. The discount rate applied was 30%.

The conversion option value is determined using the Black-Scholes option pricing model, taking into account key assumptions including the expected term of the debentures, expected volatility of the underlying shares, risk-free rate, and expected dividends. Based on the calculation, $nil residual value was allocated to equity warrants. The model used the following assumptions, including volatility, risk free rates and management’s best estimate of the expected time for the occurrence of a conversion event as described below.

Exercise price	December 31, 2025

Risk-free interest rate (average)	2.35%
Estimated volatility (average)	35%
Expected life (average)	1
Fair value of shares (average)	$2.2
Dividend rate (average)	0%

10.	Share capital and other components of equity

a)	Authorized: Unlimited common shares without par value.

b)	Issued and outstanding

As of December 31, 2025, the Company had 48,506,150 (June 30, 2025 – 48,506,150) common shares issued and outstanding.

During the year ended June 30, 2025, the Company:

●	Completed a qualified financing through a non-brokered private placement by issuing 517,518 common shares at a price $2.12 per share for gross proceeds of $1,097,138. The Company paid $33,640 of share issuance costs related to the issuance of these shares. Share issuance costs included the issuance of 4,428 finder’s shares valued at $9,387.

●	Issued 188,751 common shares, under a Regulation A financing (“the Regulation A financing”) for gross proceeds of $427,952. In accordance with the subscription agreement, certain investors were entitled to bonus shares pursuant to Schedule A (loyalty, reservation, and volume incentives), which reduced the effective average issue price per share compared to the base subscription price. The Company incurred $79,305 of share issuance costs related to the issuance of these shares. As of December 31, 2025 and June 30, 2025, amount of $24,788 receivable from the issuance was included in other receivables (also see Note 4).

c)	Shares to be issued

During the six months ended December 31, 2025, the Company:

●	Received proceeds of $50,025 for share issuance through a non-brokered private placement, for issuing 23,000 shares at a price of $2.175 per share. These shares have not been issued as of December 31, 2025.

●	Raised gross proceeds of $348,458 under the Regulation A financing, for issuing 149,324 shares. These shares have not been issued as of December 31, 2025. The share issuance costs related to issuing these shares amounted to $41,596. As of December 31, 2025, amount of $20,176 receivable from the issuance was included in other receivables (also see Note 4).

d)	Stock options

The Company has an incentive share option plan (the “Plan”). Under the Plan a total of 9,694,775 of the Company’s outstanding common shares are reserved for the issuance of share options to directors, officers, employees, and consultants. The terms of each option award are fixed by the directors at the time of grant. Share options awarded have a maximum term of ten years. Share options vest over various time periods from the grant date to ten years at the discretion of the board of directors.

The continuity of stock option activity for the six months ended December 31, 2025 are as follows:

	Stock options	Weighted average exercise price
	(#)	$
Outstanding, July 1, 2024	3,750,000	1.66
Granted	1,830,000	2.12
Forfeited/cancelled	(225,000)	1.60
Outstanding, June 30, 2025	5,355,000	1.82
Granted	100,000	2.62
Forfeited/cancelled	(80,000)	2.12
Outstanding, December 31, 2025	5,375,000	1.83

In September 2025 the Company issued 100,000 options exercisable at $2.62 vesting 50% on the issuance date and 50% vesting monthly over three years. Total number of options exercisable is 4,488,669 (June 30, 2025 - 4,023,889).

The weighted average remaining contractual life of stock options outstanding as of December, 2025 is 6.84 years (June 30, 2025 – 7.36 years).

Details of stock options outstanding at December 31, 2025 were as follows:

Exercise price	December 31, 2025	June 30, 2025

Risk-free interest rate (average)	3.17%	3.08%
Estimated volatility (average)	35%	110%
Expected life (average)	10 years	10 years
Fair value of shares (average)	2.24	1.97
Forfeiture rate (average)	Nil	Nil
Dividend rate (average)	Nil	Nil

During the six months ended December 31, 2025, $570,792 (2024 - $1,190,471) was recorded to share-based compensation expense resulting from amortization of the current and prior year’s options.

e)	Warrants

The continuity of share purchase warrants for the six months ended December 31, 2025 are as follows:

	Share purchase warrants	Weighted average exercise price
	(#)	$
Outstanding, July 1, 2024	1,295,062	2.23
Expired	(728,579)	2.40
Outstanding, June 30, 2025	566,483	2.00
Issued	445,500	2.18
Outstanding, December 31, 2025	1,011,983	2.08

The weighted average remaining contractual life of share purchase warrants outstanding as of December 31, 2025 is 3.78 years (June 30, 2025 – 3.5 years).

During the six months ended December 31, 2025, the Company issued convertible debentures with an aggregate principal amount of $1,068,959 (Note 9). The convertible debentures holders were also issued 445,500 detachable common share purchase warrants at the exercise price of $2.175 per share. The convertible debentures are hybrid instrument consisting of a debt instrument, an embedded derivative, being the conversion option, and an equity instrument being the warrants.

The principal amounts are allocated between liability component and warrants based on the residual value method. Under this method, the principal amounts are allocated to the liability component and any residual value is allocated to share purchase warrants. The liability component consists of the debt and the conversion option. At inception, the debt was measured at fair value using a market interest rate for a similar instrument without conversion option. The conversion option value is determined using the Black-Scholes option pricing model, taking into account key assumptions including the expected term of the debentures, expected volatility of the underlying shares, risk-free rate, and expected dividends. Based on the calculation, $nil residual value was allocated to equity warrants.

11.	Related party transactions

The Company considers a person or entity a related party if they are a member of key management personnel, including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are controlled by related parties. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers.

The Company entered into the following related party transactions during the six-month periods ended December 31, 2025 and 2024:

(i)	Transactions with Key Management Personnel:

The following amounts were incurred with respect to Key Management Personnel; being the Company’s CEO, CBO, COO and CIO:

	Six months ended December 31, 2025	Six months ended December 31, 2024
	$	$
Consulting fees to key management personnel	359,166	372,793
Share-based compensation	166,308	290,337
Finance expense	28,157	-
	553,631	663,130

(ii)	There was no transaction incurred between the Company and non-executive directors during the six months ended December 31, 2025 and 2024.

As at December 31, 2025, $760,237 (June 30, 2025 – $560,527) was owing to directors, officers or their related companies, where $740,237 (June 30, 2025 - $540,527) was included in accounts payable & accrued liabilities and $20,000 (June 30, 2025 - $20,000) was included in shareholder demand promissory note.

During the six months ended December 31, 2025, the Company issued convertible debentures to officers with an aggregate principal amount of $468,959 and interest rate of 10% per annum, and matures one year from issuance of the note. During the six months ended December 31, 2025, the Company incurred $28,157 finance expense in relation to the convertible debentures issued to officers. As of December 31, 2025, amount of $418,924 convertible debenture balance owing to officers was included in convertible debentures on the consolidated statements of financial position. Also see Note 9.

During the six months ended June 30, 2025 and 2024, no compensation other than that disclosed above was paid or payable for key management services.

12.	Financial instruments

Classification of financial instruments

The Company’s financial instruments consist of cash, restricted cash, and convertible loan receivable which are carried at FVTPL. The Company’s other financial instruments include other receivables, accounts payable, shareholder promissory note and convertible debentures which are classified as financial assets and liabilities at amortized cost and are reported at amortized cost. The fair values of financial assets and liabilities approximate the carrying values due to their relatively short-term nature.

Financial and capital risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

Discussions of risks associated with financial assets and liabilities are detailed below:

a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a cash loss is limited as the Company’s liabilities are either non-interest bearing or have fixed interest rates. The Company considers this risk to be low.

b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk arises from cash held with banks and financial institutions and amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers credit risk with respect to its cash to be low as cash is held through large Canadian financial institutions. The credit risk related to other receivables is considered moderate.

c)	Liquidity risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities. Accounts payable and accrued liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company has working capital deficit of $4,114,568 as at December 31, 2025 (June 30, 2025 –$3,094,642). Liquidity risk is assessed as high.

Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern. In the management of capital, the Company includes its components of shareholders’ equity.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital and deficit.

The Company maintains and adjusts its capital structure based on changes in economic conditions and the Company’s planned requirements. The Company may adjust its capital structure by issuing new equity, issuing new debt, or acquiring or disposing of assets.

The Company does not have a source of revenue. As such, the Company is dependent on external financing to fund its activities. In order to pay for administrative costs and for future development of its technologies, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management policies on an ongoing basis. The Company is not subject to any externally imposed capital requirements.

13.	Contingent liability

The Company is the named defendant in a lawsuit filed by the plaintiff, a former subcontractor. The subcontractor has filed a legal claim for $160,500 in damages for non-payment for services pursuant to a contract with the Company dated June 2023.

The Company has made a good faith offer to settle this matter; however, the offer was rejected. As the outcome of this legal claim is uncertain, the Company has accrued for the estimated likely settlement amount at December 31, 2025 and June 30, 2025.

14.	Subsequent events

c)	On December 30, 2025, the Company entered into a binding share purchase agreement to acquire 100% of Wisear Assets and Liabilities (“Wisear”) shares via a share exchange. Wisear is early-stage company that develops and licenses next-generation human computer interface technology. The business rationale for the Wisear acquisition was to acquire its intellectual property, inclusive of its patent portfolio, as well as its technology development expertise and workforce. The acquisition closed in February 2026.

Pursuant to the share purchase agreement, the Company issued 4,053,654 common shares at a value of $2.40 for gross consideration of $9,728,772 to acquire 100% of the outstanding shares of Wisear. In addition, the Company also acquired long term liabilities of $2,291,999.

No finder’s fees were paid in connection with the Acquisition. The acquisition of Wisear is considered to be a business combination under IFRS 3 as Wisear has inputs and processes that are capable of producing outputs. The Company incurred $25,081 of acquisition-related costs in the six months ended December 31, 2025 ($266,406 of acquisition-related costs in its fiscal year ended June 30, 2025) which are included in professional fees in the Company’s Consolidated Statement of net loss and comprehensive loss.

As a result of limited access to Wisear information required to prepare the preliminary purchase allocation, together with the limited time since the acquisition date and the effort required to conform the financial statements of Wisear to the Company’s accounting policies, the initial accounting for the business combination is incomplete at the date of these financial statements. As a result, the Company is unable to provide the amounts recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed and the resulting amount of goodwill.

d)	Subsequent to December 31, 2025, the Company raised gross proceeds of $870,000 via convertible debenture issuances under the same terms as the convertible debentures issued during the six months ended December 31, 2025. The Company paid $28,000 commission related to the convertible debenture issuances. The Company also issued 354,023 share purchase warrants with an exercise price of $2.175 and five-year life from their date of issuance as part of the convertible debenture financing. Also see Note 9.

Item 4.  Exhibits

See the Exhibit index this Form 1-SA for a list of exhibits filed or furnished with this report, which Exhibit Index is incorporated herein by reference.

Exhibit No.	Description

Exhibit 1.1	Agreement with DealMaker Securities LLC (incorporated by reference to Exhibit 1.1 on the Company’s Form 1-A (File No. 024-12733) filed on April 1, 2026).

Exhibit 2.1	Certificate of Incorporation of Naqi Logix Inc (incorporated by reference to Exhibit 2.1 on the Company’s Form 1-A (File No. 024-12733) filed on April 1, 2026).

Exhibit 2.2	Certificate of Change of Name (incorporated by reference to Exhibit 2.2 on the Company’s Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 2.3	Bylaws of Naqi Logix Inc (incorporated by reference to Exhibit 2.3 on the Company’s Form 1-A (File No. 024-12733) filed on April 1, 2026).

Exhibit 3.1	Form of Shareholder Rights Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.1 on the Company’s Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.2	Form of Right of First Refusal and Co-sale Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.2 on the Company’s Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 3.3	Form of Voting Agreement of Naqi Logix Inc (incorporated by reference to Exhibit 3.3 on the Company’s Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 on the Company’s Form 1-A (File No. 024-12733) filed on April 1, 2026).

Exhibit 5.1	Form of Voting Trust Agreement (incorporated by reference to Exhibit 5.1 on the Company’s Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 6.1	Broker-dealer Agreement dated January 17, 2022 between Naqi Logix Inc. and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1 on the Company’s Form 1-A (File No. 024-11841) filed on March 23, 2022).

Exhibit 6.2	Contract dated August 9, 2023 between Naqi Logix Inc. and Public Services and Procurement Canada (incorporated by reference to Exhibit 6.2 on the Company’s Form 1-SA (File No. 24R-00694) filed on March 28, 2024)

Exhibit 6.3	Amendment No. 1 dated November 1, 2024, to Contract originally dated August 9, 2023 between Naqi Logix Inc. and Public Services and Procurement Canada (incorporated by reference to Exhibit 6.3 on the Company’s Form 1-SA (File No. 24R-00694) filed on March 28, 2024)

Exhibit 6.4	Naqi Logix Equity Incentive Plan dated December 31, 2021 (incorporated by reference to Exhibit 6.3 on the Company’s Form 1-A (File No. 24-12535) filed on November 25, 2024)

Exhibit 6.5	Credit Card Services Agreement (incorporated by reference to Exhibit 6.4 on the Company’s Form 1-A (File No. 24-12535) filed on November 25, 2024)

Exhibit 6.6	Services Agreement (incorporated by reference to Exhibit 6.5 on the Company’s Form 1-A (File No. 24-12535) filed on November 25, 2024)

Exhibit 6.7	Employment Agreement between Naqi Logix Inc. and Sandeep Kumar Arya (incorporated by reference to Exhibit 6.6 on the Company’s Form 1-A/A (File No. 24-12535) filed on February 26, 2025)

Exhibit 6.8	Independent Contractor Agreement between Naqi Logix Inc. and 0711626 B.C. Ltd. (incorporated by reference to Exhibit 6.7 on the Company’s Form 1-A/A (File No. 24-12535) filed on February 26, 2025)

Exhibit 6.9	Amendment No.1 to Independent Contractor Agreement between Naqi Logix Inc. and 0711626 B.C. Ltd. (incorporated by reference to Exhibit 6.8 on the Company’s Form 1-A/A (File No. 24-12535) filed on February 26, 2025)

Exhibit 6.10	Employment Agreement between Naqi Logix and David Segal (incorporated by reference to Exhibit 6.9 on the Company’s Form 1-A/A (File No. 24-12535) filed on February 26, 2025)

Exhibit 6.11	Independent Contractor Agreement between Naqi Logix Inc. and Results Forge, LLC (incorporated by reference to Exhibit 6.10 on the Company’s Form 1-A/A (File No. 24-12535) filed on February 26, 2025)

Exhibit 6.12	Amendment No. 1 to Independent Contractor Agreement between Naqi Logix Inc. and Results Forge, LLC (incorporated by reference to Exhibit 6.11 on the Company’s Form 1-A/A (File No. 24-12535) filed on February 26, 2025)

Exhibit 6.13	Engagement letter between Naqi Logix Inc. and Fehr & Associates Ltd. (incorporated by reference to Exhibit 6.12 on the Company’s Form 1-A/A (File No. 24-12535) filed on February 26, 2025)

Exhibit 6.14	Share Purchase Agreement between Naqi Logix Inc. and Wisear Assets & Liabilities SAS (incorporated by reference to Exhibit 99.1 on the Company’s Form 1-U (File No. 24R-00694) filed on January 6, 2026)

Exhibit 6.15	Bridge Financing Term Sheet (incorporated by reference to Exhibit 99.2 on Company’s Form 1-U (File No. 24R-00694) Filed on January 6, 2026)

Exhibit 6.16	Form of Convertible Promissory Note (incorporated by reference to Exhibit 99.3 on the Company’s Form 1-U (File No. 24R-00694) Filed on January 6, 2026)

Exhibit 6.17	Form of Warrant (incorporated by reference to Exhibit 99.4 on the Company’s Form 1-U (File No. 24R-00694) Filed on January 6, 2026)

Exhibit 6.18	Form of Convertible Note and Warrant Purchase Agreement (incorporated by reference to Exhibit 99.5 on the Company’s Form 1-U/A (File No. 24R-00694) Filed on April 15, 2026

Exhibit 8.1	Escrow Agreement (incorporated by reference to Exhibit 8.1 on the Company’s Form 1-A (File No. 024-12733) filed on April 1, 2026)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on April 22, 2026.

Naqi Logix Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this Semi-Annual Report on Form 1-SA has been signed below by the following persons on behalf of Naqi Logix Inc. and in the capacities and on the dates indicated.

By:	/s/ Mark Godsy	April 22, 2026
Name:	Mark Godsy
Title:	Chief Executive Officer and Director (Principal Executive Officer and Principal Financial Officer and Principal Accounting Officer)

By:	/s/ John Occhipinti	April 22, 2026
Name:	John Occhipinti
Title:	Director

By:	/s/ Gary Roshak	April 22, 2026
Name:	Gary Roshak
Title:	Chief Technology Officer, Director

By:	/s/ Sam Sullivan	April 22, 2026
Name:	Sam Sullivan
Title:	Director